Exhibit 99.1

PRESS RELEASE

Trading Symbol: SVM.TO	February 12, 2009

SILVERCORP ANNOUNCES ITS FINANCIAL AND OPERATING RESULTS

FOR THE 3rd QUARTER ENDED DECEMBER 31, 2008

VANCOUVER, British Columbia – February 12, 2009 – Silvercorp Metals Inc. (the “Company”) reports the unaudited financial and operating results for the third quarter ended December 31, 2008. The financial results in the following text are expressed in US dollars (US$) unless stated otherwise.

THIRD QUARTER HIGHLIGHTS

  Earnings, before non-cash impairment charges and unrealized foreign exchange loss relating to future income tax liability arising from the acquisition of the GC&SMT projects, of $2.6 million or $0.02 per share
  Silver head grades at the Ying mine for the quarter improved 27% to 420 g/t from 331 g/t in the previous quarter ended September 30, 2008
  Cash mining costs per tonne of ore at the Ying mine for the quarter declined 19% to $45.10 from $55.71 in the previous quarter ended September 30, 2008
  36% increase in silver resources in the Measured and Indicated categories to 80.8 million ounces
  Completion of a 10,083-meter diamond drill program at the GC project in Guangdong resulting in the discovery of 15 new veins with high-grade silver mineralization
  Achievement of key milestones on the GC mining permit application
  Cash flow from operations of $8.5 million
  Cash, cash equivalents and short term investments of $43.3 million and no debt

FINANCIAL HIGHLIGHTS

Silvercorp reported a net loss for the quarter of $33.7 million, or $0.22 per share, compared to a net income of $17.8 million, or $0.12 per share, for the same period last year. On December 30, 2008, the Company announced the suspension of mining operations at the TLP and HPG mines, the scale down of mine production at the LM mine, and the suspension of its exploration program at the Nabao Project. As a result, non-cash impairment charges of $47.4 million ($40.3 million after tax) were recorded for the quarter. In addition, the Company recorded an unrealized foreign exchange loss relating to the translation from Chinese Yuan to the Canadian dollar for a future income tax liability arising from the acquisition of the GC & SMT projects. Excluding these two exceptional items, adjusted earnings for the quarter were $2.6 million, or $0.02 per share.

Condensed unaudited statements of operations for the three and nine months ended December 31, 2008 and 2007 are as follows:

	Three months ended December 31			Nine months ended December 31
	2008	2008	2007	2008	2008	2007
	Excluding			Excluding
(USD $000s, except per share numbers)	exceptional			exceptional
	items*			items*
Sales	$15,168	15,168	30,091	66,130	66,130	$81,518
Gross profit	5,239	5,239	24,209	36,826	36,826	64,811
Accretion of assets retirement obligations	(27)	(27)	(14)	(87)	(87)	(44)
Amortization	(353)	(353)	(139)	(794)	(794)	(342)
Foreign exchange gain (loss)*	1,693	(830)	(58)	5,695	2,199	(1,120)
General exploration	(196)	(196)	(228)	(1,825)	(1,824)	(778)
Impairment charges	-	(47,433)	-	-	(47,800)	-
General administration	(2,688)	(2,688)	(2,574)	(9,096)	(9,096)	(5,736)
Other income and expenses	(240)	(240)	2,142	(558)	(558)	6,146
Income (loss) before income taxes and non-
controlling interest	3,428	(46,528)	23,338	30,161	(21,134)	62,937
Income tax (expense) recovery*	(706)	6,434	39	(3,723)	3,417	1,406
Non-controlling interest*	(121)	6,400	(5,596)	(6,039)	482	(15,265)
Net income (loss)	$2,601	(33,694)	17,781	20,399	(17,235)	$49,078
Earnings (loss) per share	$0.02	(0.22)	0.12	0.13	(0.11)	$0.33

* exceptional items include non-cash impairment charges and unrealized foreign exchange loss relating to the translation from Chinese Yuan to Canadian dollars for future income tax liability arising from the acquisition of the GC & SMT projects.

For the three months ended December 31, 2008, the Company achieved sales of $15.2 million, a decline of 50% compared to sales of $30.1 million for the same period last year. Gross profit from operations amounted to $5.2 million, a decrease of 78% compared to $24.2 million for the three months ended December 31, 2007, representing a gross margin of 35% (three months ended December 31, 2007 - 80%).

For the nine months ended December 31, 2008, the Company achieved sales of $66.1 million, down 19% from sales of $81.5 million for the same period last year. Gross profit from operations amounted to $36.8 million, a decrease of 43% compared to the $64.8 million for the nine months ended December 31, 2007, representing a gross margin of 56% (nine months ended December 31, 2007 - 80%).

Cash provided by operating activities for the three months ended December 31, 2008, was $8.5 million, a decrease of 63% from $23.1 million for the same period last year.

Cash provided by operating activities for the nine months ended December 31, 2008, was $36.4 million, a decrease of 42% from $62.6 million for the same period last year.

For the three months ended December 31, 2008, the Company achieved 38% higher production levels in terms of the tonnes of ore mined over the same period last year. However, sales, earnings and cash provided by operating activities decreased, mainly due to the following:

(i) during the quarter, the Net Smelter Return (NSR) for silver, lead and zinc decreased by 39%, 49% and 32%, respectively, compared to the previous quarter, and by 34%, 60% and 60%, respectively, compared to the same quarter last year. During the nine months ended December 31, 2008, the NSR for silver, lead and zinc dropped by 1%, 27% and 55%, respectively, compared to the same period last year; and

(ii) a total of $47.4 million ($40.3 million after tax) in impairment charges and a $2.5 million unrealized foreign exchange loss relating to the translation from Chinese Yuan to the Canadian dollar for a future income tax liability arising from the acquisition of the GC & SMT projects were recorded in the current quarter while $nil was recorded in the same quarter last year.

The Company ended the quarter with $43.3 million in cash and cash equivalents and short-term investments, after making dividend payments of $3.0 million to shareholders and $3.6 million in capital expenditures.

Capital expenditures during the nine months ended December 31, 2008, amounted to $47.6 million (nine months ended December 31, 2007 - $29.8 million), representing the purchase of mineral rights and properties and deferred exploration costs totaling $36.4 million (nine months ended December 31, 2007 -$26.4 million) and the purchase of equipment and construction of a new mill totaling $11.2 million (nine months ended December 31, 2007 - $3.4 million).

OPERATIONS HIGHLIGHTS

Total sales and selling prices (NSR, net of smelter charges and the value added tax) for the three months ended December 31, 2008, compared to the same period of last year, are as follows:

	Three months ended December 31
	Quantity		Metal Prices		Sales Revenue
	2008	2007	2008	2007	2008	2007
Silver (ounces)	1.1 million	1.1 million	$7.34	$11.09	$8.0 million	$12.1million
Gold (ounces)	601	853	449.52	664.33	0.3 million	0.6 million
Lead (pounds)	14.8 million	13.8 million	0.41	1.02	6.1 million	14.0 million
Zinc (pounds)	3.0 million	4.9 million	0.28	0.70	0.8 million	3.4 million

For the three months ended December 31, 2008, 121,946 tonnes of ore were mined, representing a 38% increase compared to the same period last year. Of this amount, 3,288 tonnes were hand sorted for direct shipment to smelters and the remaining 118,658 tonnes were shipped to mills for processing. A total of 115,227 tonnes of ore were treated in Silvercorp’s mills to produce silver-lead and zinc concentrates.

For the nine months ended December 31, 2008, 376,099 tonnes of ore were mined, representing a 61% increase compared to the same period last year. Of this amount, 5,994 tonnes were hand sorted for direct shipment to smelters and 370,106 tonnes of ores were shipped to mills for processing. A total of 366,944 tonnes of ore were treated in mills to recover silver-lead and zinc concentrates.

For the three months ended December 31, 2008, the cash unit mining cost per tonne of ore decreased by 8% to $42.57, compared to a cash unit mining cost of $46.49 in the same quarter last year. On a sequential basis, the cash mining cost per tonne of ore decreased by 19% to $42.57 in the current quarter from $52.33 in the quarter ended September 30, 2008, as a result of operational improvements.

For the three months ended December 31, 2008, the total mining cost per tonne of ore mined increased by 19% to $64.30 per tonne compared to $53.92 per tonne in the same period last year. The total mining cost is comprised of a cash unit mining cost of $42.57 per tonne (same period last year - $46.49 per tonne) and a non-cash unit mining cost of $21.73 per tonne (same period last year - $7.43 per tonne).

The Company continues to achieve industry-leading low total production costs per ounce of silver. For the three months ended December 31, 2008, the total production cost per ounce of silver and total cash cost per ounce of silver adjusted for by-product credits were $2.54 (same period last year - negative $11.18) and $0.25 (same period last year - negative $12.10), respectively. This increase was mainly caused by the reduction in by-product credits as the average selling price of lead fell 60% from $1.02 to $0.41 per pound and the average selling price of zinc fell 60% from $0.70 to $0.28 per pound compared to same quarter last year.

Ying Mine

The following table lists the grade changes over the last five quarters at the Ying Mine:

	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	3,114	2,387	3,071	2,673	3,210
Ores Milled (tonne)	70,854	69,493	74,691	51,996	64,635
	73,968	71,880	77,762	54,669	67,845
Head Grades of Run of Mine Ores
Silver (gram/tonne)	420.2	331.2	396.0	488.9	461.7
Lead (%)	7.7	6.0	6.7	8.1	7.5
Zinc (%)	2.6	2.5	3.3	3.8	3.6

Compared with the quarter ended September 30, 2008, head grades improved as a result of operational improvements. During this quarter, the Company enhanced its quality control procedures and applied a more systematic approach in monitoring daily production and the management of mining contractors.

HPG Mine

The following table lists the grade changes over the last five quarters at the HPG Mine:

	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	162	135	193	496	481
Ores Milled (tonne)	23,692	19,233	13,163	12,645	16,434
	23,854	19,368	13,356	13,141	16,915
Head Grades of Run of Mine Ores
Silver (gram/tonne)	108.8	134.6	248.3	198.9	217.3
Lead (%)	4.6	4.2	9.7	7.9	6.5
Zinc (%)	1.2	0.9	0.6	1.1	0.7

LM Mine

The LM Mine was in its third quarter of test production. The following table lists the grade changes over the last three quarters:

	For the Quarters Ended
	Q3 2009	Q2 2009	Q1 2009
	31-Dec-08	30-Sep-08	30-Jun-08
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	4	15	71
Ores Milled (tonne)	10,118	8,441	11,516
	10,122	8,456	11,587
Head Grades of Run of Mine Ores
Silver (gram/tonne)	307.3	309.7	305.4
Lead (%)	1.9	2.4	2.0

TLP Mine

The TLP Mine was in its third quarter of test production. The following table lists the grade changes over the last three quarters:

	For the Quarters Ended
	Q3 2009	Q2 2009	Q1 2009
	31-Dec-08	30-Sep-08	30-Jun-08
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	8	34	53
Ores Milled (tonne)	10,563	28,532	23,404
	10,571	28,566	23,457
Head Grades of Run of Mine Ores
Silver (gram/tonne)	181.4	140.3	183.0
Lead (%)	2.8	2.0	2.7

OUTLOOK

In light of reduced global commodity prices, the Company has adjusted its China operations strategies in order to preserve cash and maintain positive operating cash flows. Mining operations at the TLP and HPG mines were suspended in late December 2008 while mining capacity in the LM Mine has been scaled down from approximately 150 tonnes per day to 100 tonnes per day with mining activities focusing on higher grade zones.

At the Ying mine -- which has accounted for 79% of sales in the year to date -- mining, development and exploration are proceeding as planned with production being maintained at 700-750 tonnes of ore per day. Production at the mine is forecast to be 260,000 tonnes of ore for fiscal 2010. Projected head grades, recovery rates and metal production for the Ying mine are listed in the table below:

Ying Mine Production Forecast Fiscal 2010 (Ending March 31, 2010)
Ore mined/milled	Commodity	Grade	Recoveries	Projected metal sales
260,000 Tonnes	Silver	480g/t	91%	3.65 Million oz
	Lead	9%	95%	49 Million lbs
	Zinc	3%	72%	12 Million lbs

Meanwhile, the Company will focus on mine development at the TLP, LM and HPG mines in preparation for reviving production once metal prices improve. By-production ore from mine development at the TLP, LM and HPG mines are expected to yield approximately 0.4 million ounces of silver to bring the total silver production from the Ying Mining Camp to around 4.05 million ounces in fiscal 2010.

Using metal prices in mid-January 2009 and the above production projections, the Company’s mining operations are projected to operate with a gross profit margin of between 55% and 65%, resulting in expected cash flows from operations of $30 million to $35 million. Capital expenditures for fiscal 2010 are budgeted at $16 million for the Ying Mining Camp, including $11 million for the Ying Mine and $5 million for the TLP, LM and HPG mines.

For the GC project in the southern Chinese province of Guangdong, a Phase II 3,000-meter diamond drill program will commence in March 2009 with a resource estimate update expected in June 2009. The Company plans to complete an Environmental Assessment Study of the project by the end of March 2009 after which a mining permit application will be submitted to the Ministry of Land and Resources of China in Beijing. The Company has budgeted approximately $4 million for the GC project in fiscal 2010 for exploration and the permitting process. This brings the Company’s overall capital expenditures budget for fiscal 2010 to $20 million.

The Company’s Audited Annual and Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on the corporate website at www.silvercorp.ca and through SEDAR at www.sedar.com.

Selected unaudited interim consolidated results for the three and nine months ended December 31, 2008 (Canadian GAAP) are attached to this news release.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results have been scheduled as follows:

Date:	Friday, February 13, 2009
Time:	9:00 am PST (12:00 pm EST)
Dial-In Number:	1-612-332-0107
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)

Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties located in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, GC&SMT property to profitably mine and produce silver, lead and zinc in Guangdong Province, China. The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives, or expected production levels, head grades, recovery rates, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. This press release should be read in conjunction with the Company’s Management Discussion and Analysis and the Company’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2008. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. We seek safe harbour.